Exhibit 99.2

NICE Holistic and Communications Surveillance Solutions Honored by
The Trade with Best Compliance Technology Award

NICE technology leadership and innovation cited in effective trade surveillance

Hoboken, N.J., December 6, 2016 – NICE (Nasdaq:NICE) today confirmed that its holistic and communications surveillance compliance solutions were recently honored with the 2016 Best Compliance Technology award, as part of The Trade’s “Leaders in Trading” and Buy-Siders’ Choice Awards program which recognized 30 category winners from some of the largest global financial institutions and cutting edge trading technology firms. The Trade, a quarterly publication, focuses on issues affecting traders and market participants across Europe and the US.

“The Trade and its editorial team were pleased to recognize the innovation and leadership that NICE and its holistic communications surveillance technology has provided the industry,” said Jonathan Watkins, managing editor, The Trade. “In reviewing the competition this year, we found that holistic surveillance is more than just new technology, but a critical operational tool that addresses compliance issues from both a regulatory and operational perspective.”

“We appreciate the acknowledgment received from The Trade for our solutions and the overall importance of effective trade surveillance,” explained Cromwell Fraser, VP Communications Compliance, NICE.  “Today’s vast regulatory requirements require monitoring of all communications across an organization holistically that lead to an execution, and even those that don’t, must be reconstructed when requested by the regulators. This ‘intent’ related surveillance is a hot button within analytics, a focus for regulators and an issue which we address in our approach.”

This year, The Trade merged its awards programming with K&K Global Consulting’s Buy-Siders' Choice Awards which recognizes buy-side client satisfaction standouts in equities, fixed income and foreign exchange. These awards were distributed along with The Trade’s own industry-nominated Buy-Side Awards; the Algorithmic Trading Awards, which are voted on by traders at hedge funds and long-only firms; and the Rising Stars of Trading and Execution, which recognise the up-and-coming 40 under 40 buy-side traders at asset management firms across Europe.

The Trade
The TRADE delivers insight to trading professionals at the world's largest asset managers and investment banks, and boasts an audience that includes buy-side dealers, high frequency traders, fund managers, sell-side brokers, FinTech innovators and regulators. Our content focuses on the day-to-day responsibilities of our readership, comprised of informed editorial on regulation, corporate innovation, peer group analysis and insights from industry luminaries.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-917-545-1107
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Fraser, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.